Exhibit 99.1

1. Each share of Series A Convertible Preferred Stock is convertible into the number of shares of Common Stock equal to the Applicable Conversion Rate (as defined in the Issuer’s Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the “Certificate of Designation”)) in effect as of the date of such conversion. The shares of Series A Convertible Preferred Stock are convertible at any time.  The initial Applicable Conversion Rate is 1.2226 shares of Common Stock for each share of Preferred Stock, which rate will increase following the third anniversary of the date of issue, (x) at the election of the holder, or (y) at the election of the Company from and after the time that the weighted average price of the Common Stock equals or exceeds $24 for at least 5 consecutive days on which trading in the Common Stock generally occurs on the Nasdaq Stock Market. The shares of Series A Convertible Preferred Stock have no expiration date.

2.  The Exchangeable Preferred Interests were acquired on October 30, 2019, upon the exchange of the Reporting Person’s common units in Ex-Sigma LLC (“Ex-Sigma”), net of common units withheld to pay withholding taxes.

3. The Exchangeable Preferred Interests are equity interests in Ex-Sigma LLC.  Ex-Sigma is the sole owner of Ex-Sigma 2 LLC (“ES2”), which is the largest holder of Exela Technologies, Inc. (the “Issuer”) stock.  At such time as Ex-Sigma receives a distribution of Common Stock from ES2 (and not prior to such time), the Exchangeable Preferred Interests are exchangeable into a number of shares of Common Stock equal to the purchase price of such Exchangeable Preferred Interests divided by $1.21.

4. On February 21, 2020, ES2 distributed Series A Convertible Preferred Stock and Common Stock to Ex-Sigma.  Pursuant to the terms of its limited liability company agreement, Ex-Sigma distributed such shares pro rata to the holders of its Exchangeable Preferred Interests according to their relative entitlement, and retired a corresponding number of Exchangeable Preferred Interests.

5. Forty percent of the options will vest and become exercisable on August 31, 2020 and the remainder will vest and become exercisable on August 31, 2022.

6. Forty percent of the options will vest and become exercisable on August 26, 2021 and the remainder will vest and become exercisable on August 26, 2023.

7. HandsOn Global Management, LLC (“HGM”) distributed 38,582,425 shares of Common Stock and 1,493,638 shares of Preferred Stock (the “First HGM Distribution”) on the following basis: first in settlement of certain claims members of Ex-Sigma whom HGM reasonably believes are “accredited investors” as such term is defined in Regulation D of the Securities Act of 1933 (the “Securities Act”); second among the members of HGM pro rata in accordance with their respective entitlements, subject to further adjustments described below; third HGM agreed with certain of its members to exchange the Preferred Stock to be received for Common Stock at the rate of 1.2226 shares of Common Stock per share of Preferred Stock, representing the rate at which the Preferred Stock can be converted to Common Stock on the date of the exchange and fourth HGM negotiated additional adjustments to the distribution with certain of its members.